Material Fact

Bonus shares

ITAÚ UNIBANCO HOLDING S.A. ("Company") announces to its stockholders and the general market that its Board of Directors, meeting on February 5, 2025, has approved the following proposals:

1. Increase of the subscribed and paid-in capital within the limit of the authorized capital provided for in the Company's bylaws: in the amount of R$33,334,060,190.00 (thirty-three billion, three hundred and thirty-four million, sixty thousand, one hundred ninety Brazilian reais) from R$90,729,000,000.00 (ninety billion, seven hundred and twenty-nine million Brazilian reais) to R$124,063,060,190.00 (one hundred twenty-four billion, sixty-three million, sixty thousand, one hundred ninety Brazilian reais), with the capitalization of amounts recorded in the Company's Revenue Reserves – Statutory Reserves.

2. Ten percent (10%) Bonus Shares: capital will be increased with the issue of 980,413,535 new book-entry shares, with no par value, of which 495,829,036 common and 484,584,499 preferred shares, to be attributed free of charge to the Company's stockholders, as a bonus, in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, with treasury shares also included as bonus shares.

2.1. Base Date: holders of shares in the stockholding position at the end of March 17, 2025, will be entitled to the share bonus.

2.2. Trading: new shares will be released for trading "ex" bonus rights as of March 18, 2025, it being certain that these new shares will be included in the stockholders' position on March 20, 2025.

2.3. Right of Bonus Shares: the new shares will be fully entitled to the earnings to be declared as of March 20, 2025, under the same terms as the common and preferred shares of the Company, as applicable.

2.4. Dividends: monthly dividends will be kept at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders will be increased by 10% (ten percent) after the inclusion of the bonus shares in the stockholding position. The minimum annual dividend guaranteed to preferred shares will also be kept at R$0.022 per share.

2.5. Auction of Share Fractions: bonus shares will always be issued in whole numbers.

After the period from February 06, 2025, to March 17, 2025 elapses, any remaining fractions arising from the bonus shares will be separated, grouped in whole numbers and sold at auction at B3 S.A. – Brasil, Bolsa, Balcão, and the net proceeds from this sale

will be made available to the holders of these fractions at a date to be informed by the Company in due time.

Therefore, stockholders holding common and/or preferred shares of the Company in a number that is not a multiple of ten (10) and who wish, at their free and exclusive discretion, to adjust their stockholding positions in multiples of ten (10), may, in the aforementioned period: (i) trade in the secondary market; (ii) transfer through accounts held by the same holder at different brokers; and/or (iii) transfer, by trading in the private environment of a non-organized over-the-counter market (transactions not registered at B3), the number of shares required to receive the bonus shares in whole numbers.

2.6. Cost of Bonus Shares: the cost attributed to the bonus shares is R$34.00 per share, in accordance with Article 58, paragraph 1, of Regulatory Instruction No. 1,585/15 of the Federal Revenue Service, as well as Article 843, paragraph 1, of the Income Tax Regulation /18, and Article 10, paragraph 1, of Law No. 9,249/95[1].

2.7. Foreign Market: simultaneously with the transaction in the Brazilian market and in the same proportion, the securities traded in the U.S. market (ADR – American Depositary Receipt) will also be issued shares bonus at ten percent (10%), so that investors will receive one (1) new ADR for every ten (10) ADRs held as of the base date. Accordingly, ADRs will continue to be traded at the proportion of one (1) preferred share of the Company for one (1) ADR.

For any clarifications that may be required, please access the Company's investor relations website (https://www.itau.com.br/relacoes-com-investidores/en/).

São Paulo (SP), February 5, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

[1] This cost is not attributable to stockholders who value their equity interest in the Company by using the equity method.